Filed by Equinix, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
Subject Company: Equinix, Inc.
Commission File No.: 000-31293

The following is the transcription of the conference call with investors on October 2, 2002:

EQUINIX
Moderator: Peter VanCamp
October 2, 2002/9:00 a.m. CDT

EQUINIX

October 2, 2002
9:00 a.m. CDT

Coordinator
Thank you for standing by and welcome to the Equinix conference call. I would like to inform all participants that, they will be able to listen only for the duration of the call and that, today’s conference is being recorded at the request of Equinix. If you have any objections, you may disconnect at this time. I would now like to turn the call over to Ms. Melanie Mock. Thank you, ma’am. You may begin.

M. Mock
Good morning and welcome to Equinix’s conference call. The matters discussed on this call contain forward-looking statements concerning Equinix’s business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties. Equinix cautions you that any forward-looking information provided by or on behalf of Equinix is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements, due to a number of factors including, but not limited to failure of the proposed combination to close; costs related to the proposed combination; the risk that the respective businesses in the proposed combination will not be integrated successfully, or that Equinix will incur unanticipated costs of integration; the challenges of operating IBX ventures and developing, deploying, and delivering Equinix services; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay outstanding indebtedness; and the loss or decline in business from our key customers.

The matters discussed in this conference call also involve risk and uncertainties described from time to time in Equinix’s filings with the SEC. In particular, see Equinix’s quarterly and annual reports filed with the SEC. These documents can be obtained off the Web at freeedgar.com or sec.gov.

All forward-looking statements are current only as of the day on which such statements were made and Equinix does not assume any obligation to update the forward-looking information contained in this call.

With us today are Peter VanCamp, Equinix’s Chief Executive Officer, and Renee Lanam, Equinix’s Chief Financial Officer.

At this time I will now turn the call over to Peter.

P. VanCamp
Thank you, Melanie. Good morning, everyone. Today, I am very pleased to announce a significant development for Equinix. As you may have seen in this morning’s press release, the company has entered into a definitive agreement that will bring an expansion into Asia, a substantial new investment, and significant reductions in the company’s outstanding debt. As all of us have understood, an imperative for the company has been to fix its balance sheet. What’s so exciting about today’s news is that, we are achieving this and a great deal more.

Let me add on the highlights of this deal. First, we announced a strategic merger, whereby Equinix will integrate the businesses of two leading Asia Pacific Internet infrastructure companies, to form the largest global network mutual Internet exchange services company. Second, we announced a $30 million investment in the company by Singapore Technologies Telemedia. Third, in connection with this investment, we also announced plans to substantially de-leverage the business by retiring more than $130 million in debt, including approximately 80% of our outstanding senior notes through a combination of cash and equity and a further reduction of the credit facility.

I’ll provide more detail on the merger and what it means for customers and shareholders in a moment. First, I’ll like to go to the specifics of the significant retirement of debt we will complete upon closing these agreements.

Equinix has received $30 million in new cash via a strategic investment from Singapore’s ST Telemedia, a wholly owned IT wireless and telecom subsidiary of Singapore Technologies Group, a $5 billion multinational company. It has been clear to all customers and shareholders and it’s an essential step in the future of the company, with the reduction of its debt obligations. Delivering on its commitment, upon closing this transaction, we will retire more than $130 million in debt, including a significant portion of senior notes and a pay-down of the credit facility through a combination of cash and equity. These financial transactions, combined with the merger, result in a solid financial position and a healthy balance sheet for our future growth.

Let’s take a minute and talk about what we’re creating through this merger. As announced today, Equinix has signed a definitive agreement to merge the businesses of i-STT, a leading provider of managed IT infrastructure services in Asia Pacific and Pihana Pacific, the first company to offer mutual Internet exchange data centers in the Asia Pacific region, all of these merging into the new Equinix. The combined company will continue to operate under the Equinix brand in the US and Asia Pacific, and it will be managed by Equinix’s current leadership team. The head of the Asia Pacific region will be appointed prior to closing.

This merger was attractive to Equinix for several reasons: first, the expanded reach into the fastest growing market for IT infrastructure services without an additional capital build; second, synergistic network neutral business models and the ability to leverage the combined product portfolios across Asia Pacific and in the US; thirdly, the ability to build revenues and service relationships across each company’s respective customer base. Expanding our importance is a critical component in the way the Internet operates, our service will now extend to a total of 14 exchange hubs in six countries, providing access in interconnection to more than 100 different network service providers.

The new company serves a roster of world class customers that include IBM, AT&T, Electronic Arts, Goldman Sachs, Kyocera, MSN, EDS, Royal & Sun Alliance, Singapore Technologies, Sony, UUNet, and Yahoo. The new Equinix will have a combined customer base of more than 400 companies. This merger of leading companies highlights Equinix’s commitment to be the provider of core Internet exchange services. Once the deal is complete, customers will have a single source, one vendor, one bill, and consistent quality solution for their Internet infrastructure and IT services needs in two major regions.

Moving on to the specific details of the transaction and to provide a clear understanding, I’d like to turn it over to Renee Lanam.

R. Lanam
Thank you, Peter. This is a complex transaction. Therefore, on this call, I will focus my comments on some of the key terms, including some high level details on the structure, as well as some information about what Equinix will look like post transaction, additionally, more specific information will be filed with the SEC over the next several weeks.

Let me start with the structure of the transaction. First, with respect to the integration of the assets of i-STT, these assets consist primarily of a data center in Singapore and a joint venture in Bangkok, Thailand. There is virtually no debt associated with the i-STT assets and the centers are running at a break-even level. Equinix will be issuing approximately 88 million shares of common stock to i-STT for these assets.

At the same time, we are merging Pihana Pacific into Equinix. Pihana Pacific’s assets consist primarily of data centers and cash. Importantly, Pihana’s unrestricted cash is expected to be approximately $25 million at closing. Pihana is essentially debt free, with less than $1.5 million of debt. Equinix will be issuing approximately 64 million shares of common stock to Pihana shareholders.

With respect to the new $30 million investment from STT, this investment will be in the form of convertible promissory notes. The notes convert into approximately 89 million shares of Equinix preferred and common stock. The notes are convertible at any time at STT’s option at a conversion price of $0.34. The conversion price was determined by taking a 10% premium on the last 30 trading day average price of the stock ending five days prior to yesterday. The notes do not require Equinix to pay cash interest, but instead provide for a 14% PIK or paid in kind instrument. In connection with this investment, STT will also be issued penny warrants to purchase approximately 29 million shares of Equinix stock. Although these warrants will be immediately exercisable, they will be subject to a lock up.

As Peter mentioned as part of this transaction, we intend to substantially de-leverage the company. We currently have formal agreements in place from a large number of our bondholders and expect by closing to retire approximately 80% of our outstanding bonds. We will be using approximately $15 million in cash or $0.13 per $1.00 bond and approximately 57 million shares of our common stock or approximately 50 shares per $1.00 bond. Using a stock price of $0.31, this means that we are taking out our bonds for approximately $0.28 on the dollar.

We have been in discussions with our senior lenders on the principal terms for further amendment to our senior secured credit facility and have been informed that, they will recommend approval of the amendment to their committees. We expect the amendment to include a pay down of approximately $8.5 million and the elimination of further revenue and EBIT DA covenants. We hope to have a formal amendment in place in the next few weeks, which will be contingent on closing.

Next, let me provide you with some details on what Equinix looks like, post closing. With respect to share ownership post closing, which means post integration of i-STT’s assets, post merger with Pihana, and post retirement of approximately 80% of our bonds, our capitalization will be as follows. Existing Equinix shareholders will hold approximately 33% of the company. STT will hold approximately 28%. Panther shareholders will hold approximately 21%. The senior note holders will hold approximately 18%.

Now assuming conversion of STT’s notes and the exercise of STT’s warrants, our capitalization would be as follows. Existing Equinix shareholders would hold approximately 24% of the company, STT would hold by virtue of its contribution of the i-STT assets, their convertible notes, and their warrants, approximately 48%. Panther shareholders would hold approximately 15%. The senior note holders would hold approximately 13%.

With respect to STT’s ownership, it has been agreed that for two years from the date this transaction closes, STT will not acquire more than 40% of the voting stock of Equinix. This means that all stock it acquires through a conversion of its notes by the exercise of its warrants or by virtue of the PIK interest on the notes will be in the form of non-voting preferred stock to the extent such issuance would otherwise cause STT to exceed its 40% threshold.

Now let’s turn to the balance sheet. First as Peter mentioned, we are currently targeting to close this transaction by year-end, subject to closing conditions including the SEC review process. Assuming that we do close this transaction by 12/31/02, we would expect to have approximately $30 million of unrestricted cash on our balance sheet at close. We will have reduced the amount of our debt that requires cash interest payments from approximately $365 million, which is what it was less than a year ago, to approximately $130 million. The bulk of our remaining debt is from money borrowed under our senior credit facility, which has always been our cheapest debt. The current interest rate on this facility is 6.8% as compared to the 13% interest rate on our bonds.

To give you some perspective on how much debt we have taken off the books in the past 12 months, when this transaction closes, we will have permanently repaid or retired more than $230 million or more than two-thirds of the debt we had this time last year. Last year our annual interest payments on our debt were nearly $40 million. That is nearly $40 million in cash went out the door each year to service our debt. As a result of our de-leveraging activities over the past 12 months and this transaction, post closing our annual interest payments will be reduced to less than $12 million or approximately one-quarter what they were a year ago.

In addition to reducing the amount of cash we spend on debt, we’ve also made great progress reducing some of our other costs. For instance, we have exercised our option to terminate half of the ground lease we had in San Jose. This will save us nearly $6 million a year. In addition, as part of this transaction, we have received some short-term and in some cases long-term relief from a number of our other landlords and capital lessors who support the company and believe there’s a solid future. These savings with our continued focus on discretionary expenditures total more than $20 million that will be recognized in large part over the next 15 to 24 months.

Lastly, let me touch on what impact this transaction will have on our future operating results and our drive towards making Equinix a profitable company. As this transaction moves towards closing, we will provide more specific guidance consistent with the level of guidance we have given on past calls. First on the revenue front, by virtue of comparative size of our footprint in existing operations, we currently expect Equinix’s revenues to account for a high percentage of the combined entity’s revenues. The effected impact of the four-year operations of all companies in 2002 would have resulted in incremental revenues of 20% to 25% above our standalone revenues. Again, we will provide more specific guidance as we move closer to closing.

As to profitability at an operational level, we expect to see a significant amount of savings as a result of combining the i-STT, Pihana, and Equinix businesses. We expect these savings to be in the range of $10 to $15 million annually. While i-STT’s operations are running at a break even level, Pihana is operating at a loss, which is why the $25 million of cash they bring to the table and the synergistic savings we can achieve by combining the entities are so important. The net result is that we currently believe the combined entities will turn cash flow positive from operations within four quarters of this transaction closing.

Additionally, when do we expect to see Equinix turn free cash flow positive? Meaning, when do we turn profitable after taking into account operations, capital expenditures, and debt service obligations? Given that we have substantially reduced the interest burden on the company by such a significant amount, we would expect to turn free cash flow positive within two quarters of becoming cash flow profitable from operations. Lastly, before turning it back to Peter, as we announced in August, the company plans to appeal a non-compliance notice from Nasdaq. Our hearing is scheduled for tomorrow, October 3rd.

We believe that this transaction will better position us to maintain our listing. As we have previously stated, in order to remain listed, we will consider all options to bring our share price into compliance with Nasdaq rules. At this time, we do plan on effecting a reverse stock split in connection with the transaction we announced today.

Let me now turn the call back to Peter.

P. VanCamp
Thanks, Renee. As Renee noted, this is a complex transaction. I believe it really highlights what we’ve accomplished in support of all the stakeholders in Equinix. As a management team, we are very pleased with the end results that this deal provides for each of these parties.

First our customers, we’ve removed the financial question mark and concerns regarding our ability to continue to serve them for the long run and in the highest quality fashion. Additionally, we are providing customers with expanded services across both the United States and Asia Pacific regions. For our senior banks we’ve defined a path to repay our senior credit line with support from a strategic stakeholder in STT, which provides further assurance of this. For our senior note or bondholders we’ve provided a solid premium to market value of our bonds, which includes both cash and a stake in the company’s future success and appreciation.

For shareholders and as we’ve previously outlined, our debt reduction would require significant dilution. However, with this transaction we’re very excited that our current shareholders ownership position going forward will exceed that of any other viable options for a balance sheet restructuring of this magnitude.

I will also add that beyond solving our liquidity issues, current shareholders now have a stake in an international company with greater assets and potential for much stronger revenue and earnings growth.

For the employees and here, I will say how excited I am to be working with a broader team of professionals from both i-STT and Pihana Pacific all to become owners in this new company. We all now have a solid path for continued contributions to our mutual success.

In closing, I would like to thank all of these stakeholders for their support, flexibility, and persistence in creating the next phase of Equinix’s growth.

Lastly, I would like to personally thank the leadership of Singapore Technologies Telemedia for their support and recognition of the opportunity that exists in the new Equinix. They’ve been tremendous to work with and have always kept the companies and its stakeholders best interests as their priority.

It started a little bit late here, but I do think we have time for just one or two questions, operator. We want to go ahead with that. Please set that up for me.

Coordinator	Thank you. The first question comes from Andrew Schrepfer from Tier One Research. You may ask your question.

A. Schrepfer	I’ve got to start first by saying, congratulations. I wish there was a more powerful word to come up with, but this is excellent. I’m very happy for all of you.

P. VanCamp	Thanks, Andy.

A. Schrepfer	You’re welcome. Three quick questions for you. One, what kind of changed in your thinking about wanting to be an owner of assets internationally versus going more of a partnership route?

P. VanCamp
Actually, our talk has always been that this is a global business. The partnership route is more driven from the fact that in the current environment capital was precious and the ability to obviously expand into new markets with a question mark in those markets and certainly preserving cash for Equinix going forward. That really drove the partnership approach here.

What’s great about this transaction is that not only do we bring an expansion into Asia, but we have customers and we go from 265 to now 400 customers going forward. Obviously … in a jump start without a capital build was just a perfect answer for the expansion into that market.

A. Schrepfer
Excellent. How about Europe and your thoughts here? You’ve got a relationship with Interxion that was part of the Pihana Pacific/Equinix Group. What’s your thoughts on Europe and maybe wanting to own assets longer-term there?

P. VanCamp	I think that relationship just continues as business as usual, much as we’ve been working with Pihana. I certainly can’t comment on what the future plans are for Europe beyond that right now.

A. Schrepfer
Specific to California, the last question, Pihana obviously brings you another facility in LA. You’ve still got the land lease in San Jose. Any thoughts to California changing in terms of your … either closing any one of the facilities or anything like that?

P. VanCamp
No. There’s still obviously some transition work to do as we get to closing here, but largely we don’t plan to disrupt customers on either Pihana’s customer base in LA or our own. I think what we get is synergies of not requiring future capital build because we heavily grow in that market now. Really with respect to San Jose, it’s business as usual.

A. Schrepfer	Great. It couldn’t happened to a better set of people. Congrats and get some sleep.

P. VanCamp	Thanks very much, Andy.

A. Schrepfer	You’re welcome.

P. VanCamp	Operator, I’m afraid we’re running behind now for a company all hands meeting, so we’re going to have to end it there.

Coordinator	Thank you.

P. VanCamp	Thank you, everybody, for joining us.

M. Mock	This concludes our conference call for today. Thank you again for joining us.

FORWARD LOOKING STATEMENTS

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Equinix’s business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Equinix cautions you that any forward-looking information provided by or on behalf of Equinix is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, failure of the proposed combination to close, costs related to the proposed combination, the risk that the businesses of Equinix, Pihana Pacific and i-STT will not be integrated successfully or that Equinix will incur unanticipated costs of integration, the challenges of operating IBX centers and developing, deploying and delivering Equinix services; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay outstanding indebtedness and the loss or decline in business from our key customers. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Equinix’s Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Equinix does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of Equinix are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement and the registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when it is available) and other documents filed by Equinix with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement and the registration statement and these other documents may also be obtained for free from Equinix.

In addition to the proxy statement and the registration statement, Equinix files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Equinix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Equinix’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

Equinix, Pihana Pacific, i-STT Pte Ltd and STT Communications Ltd, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from Equinix’s shareholders and the solicitation of tenders from holders of Equinix’s 13% Senior Notes in connection with the proposed transaction. A description of any interests that Equinix’s, Pihana Pacific’s, i-STT Pte Ltd’s and STT Communications Ltd’s directors and executive officers have in the proposed transaction will be contained in the proxy statement and the registration statement. This document will be available free of charge at the SEC’s web site at http://www.sec.gov and from Equinix.